YGN Corp. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2022 & 2023



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
YGN Corp.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2022 & 2023 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
September 12, 2024

Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2023	**2022**
ASSETS		
Current Assets		
Cash and Cash Equivalents	7,602	41,694
Accounts Receivable	4,752	-
Prepaid Expenses	-	1,000
Inventory	209,000	158,749
Total Current Assets	221,354	201,443
Non-current Assets		
Furniture and Equipment, net of Accumulated Depreciation	49,123	58,193
Total Non-Current Assets	49,123	58,193
TOTAL ASSETS	270,477	259,636
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	686,871	302,440
Line of Credit - Settlement	-	1,166,294
Notes Payables	288,559	556,707
Notes Payable - Settlement	-	-
Accrued Expenses	13,422	-
Gift Card Liability	16,834	8,658
Sales Tax Payable	134,169	65,554
Total Current Liabilities	1,139,855	2,099,653
Non-Current Liabilities		
Notes Payable	108,373	108,373
Total Non-Current Liabilities	108,373	108,373
TOTAL LIABILITIES	1,248,228	2,208,026
EQUITY		
Common Stock	80	80
Preferred Stock	30	30
Additional Paid in Capital	1,717,141	1,716,493
Accumulated Deficit	(2,695,002)	(3,664,993)
Total Equity	(977,751)	(1,948,390)
TOTAL LIABILITIES AND EQUITY	270,477	259,636

Statement of Operations

	Year Ended December 31,	
	2023	**2022**
Revenue	5,602,521	6,925,167
Cost of Revenue	1,852,312	2,904,016
Gross Profit	3,750,209	4,021,151
Operating Expenses		
Advertising and Marketing	1,680,076	3,023,678
General and Administrative	1,532,700	2,043,051
Research and Development	-	15,660
Rent and Lease	161,962	152,629
Depreciation	13,484	9,830
Total Operating Expenses	3,388,223	5,244,849
Operating Income (loss)	361,986	(1,223,698)
Other Income		
Other	922,232	2,614
Total Other Income	922,232	2,614
Other Expense		
Interest Expense	314,227	383,890
Total Other Expense	314,227	383,890
Earnings Before Income Taxes	969,991	(1,604,974)
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	969,991	(1,604,974)

Statement of Changes in Shareholder Equity

	Common Stock		Series Seed Preferred Stock				
	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 1/1/2022	8,000,000	80	3,001,646	30	1,748,635	(2,060,019)	(311,274)
Paid-in Capital	-	-	-	-	12,858	-	12,858
Distribution to Owners	-	-	-	-	(45,000)	-	(45,000)
Net Income (Loss)	-		-	-	-	(1,604,974)	(1,604,974)
Ending Balance 12/31/2022	8,000,000	80	3,001,646	30	1,716,493	(3,664,993)	(1,948,390)
Paid-in Capital	-	-	-	-	648	-	648
Net Income (Loss)	-	-	-		-	969,991	969,991
Ending Balance 12/31/2023	8,000,000	80	3,001,646	30	1,717,141	(2,695,002)	(977,751)

Statement of Cash Flows

	Year Ended December 31,	
	2023	**2022**
OPERATING ACTIVITIES		
Net Income (Loss)	969,991	(1,604,974)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	13,484	9,830
Accounts Payable and Accrued Expenses	397,853	(42,082)
Inventory	(50,251)	411,561
Accounts Receivable	(4,752)	-
Prepaid Expenses	1,000	(1,000)
Line of Credit Settlement	(1,166,294)	-
Gift Card Liability	8,176	(3,518)
Sales Tax Payable	68,615	20,219
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(732,169)	395,010
Net Cash provided by (used in) Operating Activities	237,822	(1,209,964)
INVESTING ACTIVITIES		
Equipment	(4,414)	(47,511)
Net Cash provided by (used by) Investing Activities	(4,414)	(47,511)
FINANCING ACTIVITIES		
Paid-in Capital/(Distributions to Owners), net	648	(32,142)
Proceeds from Debt Issuances	(268,148)	1,257,277
Net Cash provided by (used in) Financing Activities	(267,500)	1,225,136
Cash at the beginning of period	41,694	74,033
Net Cash increase (decrease) for period	(34,092)	(32,339)
Cash at end of period	7,601	41,694

YGN Corp.
Notes to the Unaudited Financial Statements
December 31st, 2023
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

YGN Corp. ("the Company") was formed in Delaware on April 9th, 2021. The Company is currently earning revenue using direct to consumer and retail sales of hair accessories. The Company's headquarters is in Dallas, TX. The Company's customers are international, with a focus in the United States.

The Company will conduct a crowdfunding campaign under regulation CF in 2024 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment. net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2023.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/23
Equipment	5	57,341	(9,710)	-	47,631
Furniture & Fixtures	7	12,808	(11,316)	-	1,492
Grand Total	-	**70,149**	**(21,026)**	-	**49,123**

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Inventory

The Company had an inventory balance of $209,000 as of December 31st, 2023, consisting of finished goods. The Company values its inventory at the lower of cost and market using the weighted average cost method of accounting.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding:

	Total Options	Weighted Average Exercise Price
Total options outstanding, January 1, 2022	-	$-
Granted	1,718,187	$0.07
Exercised	-	$-
Expired/cancelled	-	$-
Total options outstanding, December 31, 2022	1,718,187	$0.07
Granted	-	$-
Exercised	-	$-

Expired/cancelled		(1,500)	$0.07
Total options outstanding, December 31, 2023		1,716,687	$0.07
Options exercisable, December 31, 2023		1,112,491	$0.07

	Nonvested Options	Weighted Average Fair Value
Nonvested options, January 1, 2022	-	$-
Granted	1,718,187	$-
Vested	(683,601)	$-
Forfeited	-	$-
Nonvested options, December 31, 2022	1,034,586	$-
Granted	-	$-
Vested	(429,702)	$-
Forfeited	(688)	$-
Nonvested options, December 31, 2023	604,196	$-

The following is an analysis of shares of the Company's common stock issued as compensation:

	Nonvested Shares	Weighted Average Fair Value
Nonvested shares, January 1, 2022	3,111,112	$-
Granted	-	$-
Vested	(1,333,334)	$-
Forfeited	-	$-
Nonvested shares, December 31, 2022	1,777,778	$-
Granted	-	$-
Vested	(1,333,333)	$-
Forfeited	-	$-
Nonvested shares, December 31, 2023	444,445	$-

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States, California, Florida, Georgia, Illinois, Maryland, North Carolina, New Jersey, New York, Pennsylvania, Texas, and Virginia. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

The Company has not filed its tax returns as of the date of these financials and is in the process of doing so.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

A related party loaned the Company $180,000 to be repaid when the Company stabilizes. The loan does not accrue interest.

A related party loaned the Company $15,000 to pay for various expenses. The loan does not accrue interest and is due on demand.

A related party loaned the Company $37,000 to be paid when the Company stabilizes. The loan does not accrue interest.

A related party loaned the Company amounts resulting in a balance of $2,480 as of December 31st, 2022, that was fully paid off in 2023. The loan did not accrue interest.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

Settlements

In 2022, a third party entity pulled the Line of Credit entered into with the Company and the Company was unable to repay the amount due at that point in time. The Company had defaulted on an initial settlement agreement by failing to pay the installment due on November 30th, 2022. The Company then entered into a settlement agreement on November 15th, 2023. The total amount defaulted on as of the date of the agreement was $1,264,166 consisting of $1,150,292 in unpaid debt and post-default interest of $113,874. The total amount the Company was required to repay in order to settle the entire debt was $300,000. The Company recognized other income of $919,852 related to the amount of debt forgiven due to the settlement. The Company failed to repay $179,000 of the required $300,000 under this agreement and on March 22nd, 2024, the Company entered into an assignment agreement with the original third party, "the assignor", and another third party, "the assignee", in which the assignee will receive by assignment all of the assignor's rights, interest, and title under the agreement. The total debt is guaranteed by the CEO/Primary Owner of the Company. The total consolidated debt was approximately $408,369 and included prior unpaid debt as well as the outstanding Agreement for the Purchase and Sale of Future Receipts and Future Receipts Sale Agreement listed in Note 5 below.

Rent and Lease

The Company was a party to a year-to-year lease agreement in which they were required to pay approximately $11,362 a month during 2023.

NOTE 5 – LIABILITIES AND DEBT

Debt – Outstanding as of 12/31/22, but repaid in 2023

The Company entered into a loan agreement in 2022 for which they received $50,000 and are required to repay a total of $74,000. The Company agreed to repay 15% of daily sales until the entire amount is repaid. The balance of the loan was $17,760 as of December 31st, 2022, and was fully repaid in 2023.

The Company entered into a Revenue Based Financing Agreement in 2022 for which they received $28,755 and are expected to repay $30,000. The Company will pay 15% of daily sales until the entire amount is repaid. The balance of the liability was $5,422 as of December 31st, 2022, and was fully repaid in 2023.

The Company entered into a Purchase and Sale of Future Receivables Agreement in 2022 for which they received $101,600 and are required to repay a total of $137,160. The Company agreed to repay 2.3% of daily sales until the entire amount is repaid. The balance of the loan was $64,899 as of December 31st, 2022, and was fully repaid in 2023.

The Company entered into a Receivables Purchase Agreement in 2022 for which they received $60,000 and are required to repay a total of $95,940. The Company agreed to repay 42% of daily sales until the entire amount is repaid. The balance of the loan was $20,000 as of December 31st, 2022, and was fully repaid in 2023.

The Company entered into a Commercial Line of Credit Agreement resulting in a balance of the line of credit of $58,000 as of December 31st, 2022, and was fully repaid in 2023. The liability accrued interest at 3%.

The Company entered into various Secured Merchant Agreement in 2022 and 2023 resulting in a balance of $37,125 and $0 as of December 31st, 2022, and 2023, respectively. The Company had been required to repay 25% of daily sales.

The Company entered into a Future Receipts Sale Agreement in August of 2022 for which they received $86,305 and were expected to repay $129,600. The Company paid 3% of daily sales until the entire amount was repaid in 2023. The balance of the liability was $65,640 as of December 31st, 2022.

Debt – Outstanding as of 12/31/23

The Company entered into an Agreement for the Purchase and Sale of Future Receipts in 2023 for which they received $20,000 and are expected to repay $33,728 in future payments. The Company will pay 5% of daily sales until the entire amount is repaid. The balance of the liability was $12,411 as of December 31st, 2023.

The Company entered into a Future Receipts Sale Agreement in December of 2023 for which they received $47,750 and are expected to repay $69,500. The Company will pay 5% of daily sales until the entire amount is repaid. The balance of the liability was $42,537 as of December 31st, 2023.

The Company entered into an SBA loan agreement in 2020 for which they received a total of $108,900. The loan accrues interest at 3.75% and has a maturity date in 2050. The balance of the loan was $108,373 as of December 31st, 2023.

See Note 3 – Related Parties for details of related party loans.

**Debt Principal Maturities
5 Years Subsequent to
2023**

Year	Amount
2024	288,559
2025	-
2026	-
2027	-
2028	-
Thereafter	108,373

Debt Summary

Debt Instrument Name	Principal Amount	Interest Rate/Loan Fee	Maturity Date	For the Year Ended December 2023			
				Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest
Agreement for the Purchase and Sale of Future Receipts	20,000	13,728	2024	12,411	-	12,411	-
Future Receipts Sale Agreement	47,750	21,750	2024	42,537	-	42,537	-
SBA Loan	108,900	3.75%	2050	-	108,373	108,373	-
Notes Payable - Related Parties	233,610	None	On Demand	233,610	-	233,610	-
Total				**288,559**	**108,373**	**396,932**	**-**

NOTE 6 – EQUITY

The Company has authorized 14,182,000 common shares with a par value of $0.00001 per share. 8,000,000 shares were issued and outstanding as of 2022 and 2023.

Voting: Common stockholders are entitled to one vote per share

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

The Company has authorized 3,001,648 preferred shares with a par value of $0.00001 per share. 3,001,646 shares were issued and outstanding as of 2022 and 2023.

Voting: Preferred shareholders have 1 vote for every common share they could own if converted.

Dividends: The holders of the preferred stock are entitled to receive dividends when and if declared by the Board of Directors. Dividends on preferred stock are in preference to and prior to any payment of any dividend on common stock and are not cumulative. As of December 31, 2023, no dividends had been declared.

Conversion: Preferred shareholders have the right to convert shares into common stock at a rate of 1 to 1 at the discretion of the shareholder or automatically in change of control events. Preferred shareholders receive dividends at the discretion of the board of directors on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder.

Liquidation Preference: In the event of any liquidation, dissolution or winding up of the Company, the holders of the preferred stock are entitled to receive prior to, and in preference to, any distribution to the common stockholders.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through September 12, 2024, the date these financial statements were available to be issued.

See Settlements disclosure above for details of consolidation of debt in 2024.

The Company entered into a new office space lease on April 1st, 2024, for which they are required to pay $7,400 a month for the agreed upon 12-month term.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses and incurred negative cash flows from operations in years prior to 2023, incurred negative working capital in both years under review, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.